

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

<u>Via E-mail</u>
Scott Kettle
Chief Executive Officer
Gawk Incorporated
5300 Melrose Avenue Suite 42
Los Angeles, CA 90038

     Re: Gawk Incorporated
             Form 10-K for Fiscal Year Ended January 31, 2014
             Filed August 7, 2014
             Form 10-K/A for Fiscal Year Ended January 31, 2014
             Filed September 3, 2014
             Form 10-K/A for Fiscal Year Ended January 31, 2014
             Filed January 7, 2015
             File No. 333-180611

Dear Mr. Kettle:

     We issued comments to you on the above captioned filing on January 26, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 20, 2014.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me at (202) 551-3406 with any questions.

                               Sincerely,

                               /s/ Patrick Gilmore

                               Patrick Gilmore
                               Accounting Branch Chief